March 29, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Primerica, Inc.
Registration Statement on Form S-1
File No. 333-162918

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Primerica, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on March 31, 2010 at 3:00 p.m., New York time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 17, 2010

(ii)	Approximate dates of distribution: March 17, 2010 to March 31, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 16

(iv)	Number of prospectuses so distributed: 11,000

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Samson M. Frankel
Name: Samson M. Frankel
Title: Director